Exhibit 99.1

Focus Media Announces Appointment of Chief Financial Officer

SHANGHAI, China, January 11, 2010 — Focus Media Holding Limited (Nasdaq: FMCN), China’s leading multi-platform digital media company, today announced the appointment of Kit Leong Low as Chief Financial Officer. Mr. Low will replace Alex Deyi Yang, who resigns as acting chief financial officer. Focus Media further announced the appointment of Alex Deyi Yang as General Manager, who will focus on daily operations of the Company going forward. These management changes are effective as of today. Mr. Yang also retains his position as a director of Focus Media.

Jason Jiang, chairman and chief executive officer of Focus Media said, “We are pleased to welcome Kit Leong Low to our senior management team. Kit brings with him a strong financial background based in banking, a deep knowledge of the media industry as well as outstanding professional and academic credentials. Additionally, as a research analyst in Goldman Sachs Asia-Pacific Research Media and Internet team, Kit was directly involved in the Nasdaq IPO process of Focus Media in 2005 and actively followed the coverage by Goldman Sachs thereafter. I am confident that leveraging his experience and his knowledge in the industry and our company, Kit will continue to strengthen our communications with the market, better understand the requirements of investors and bring greater returns to our shareholders.”

Mr. Kit Leong Low, aged 39, was an executive director of a Greater China entertainment conglomerate, eSun Holdings, prior to joining Focus Media. Prior to that, he was an executive director at the Goldman Sachs Asia-Pacific Research Media and Internet team whose coverage includes media and internet companies in Greater China.  Before joining Goldman Sachs, he worked as a Program Manager for Johnson Controls Inc., managing Toyota vehicles interior development in the United States. He subsequently joined Sybase Inc., an enterprise software company in the United States, as a Program Manager in its Global Products Group. He received his Bachelor of Science degree in Industrial Engineering and Motion Picture Production from the University of Wisconsin-Madison, and his MBA from Columbia Business School in the United States.

Mr Jason Jiang and Mr. Kit Low are both scheduled to attend Deutsche Bank Access China Conference to be held in Beijing on Jan 13 and 14, 2010.

SAFE HARBOR: FORWARD-LOOKING STATEMENTS

This press release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Focus Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Focus Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, risks outlined in Focus Media’s filings with the U.S. Securities and Exchange Commission, including its registration statements on Form F-1, F-3 and 20-F, in each case as amended. Focus Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

This release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

ABOUT FOCUS MEDIA HOLDING LIMITED

Focus Media Holding Limited (Nasdaq: FMCN) is China’s leading multi- platform digital media company, operating the largest out-of-home advertising network in China using audiovisual digital displays, based on the number of locations and number of flat-panel television displays in our network. Through Focus Media’s multi-platform digital advertising network, the company reaches urban consumers at strategic locations and point-of-interests over a number of media formats, including audiovisual television displays in buildings and stores, advertising poster frames and other new and innovative media, such as outdoor light-emitting diode or LED digital billboard and Internet advertising platforms. As of September 30, 2009, Focus Media’s digital out-of-home advertising network had approximately 125,000 LCD display in its LCD display network and approximately 262,000 advertising in-elevator poster and digital frames, installed in over 90 cities throughout China, and approximately 130 outdoor LED billboard displays in Shanghai and Beijing. For more information about Focus Media, please visit our website at http://ir.focusmedia.cn.

Investor and Media contact:

Jing Lu
Tel: +86 21 22164155
Email: ir@focusmedia.cn